                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. ____)


                            INTERALLIED GROUP, INC.
                            -----------------------
                               (Name of Issuer)

                    COMMON STOCK, $0.01 par value per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   458381100
                                   ---------
                                (CUSIP Number)

                           Academy Venture Fund, LLC
                       11540 North Community House Road
                                   Suite 150
                        Charlotte, North Carolina 28277
            Attention: Mr. Glenn J. Kline, Senior Managing Director
                         Telephone No.: (919) 424-3777
                         -----------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With Copies to:
                            Edmond P. Murphy, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                         Telephone No.: (212) 309-1000


                                August 24, 2001
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rule 13d-1(e), 13d-1(f) or
                    13d-1(g), check the following box [_].

                               Page 1 of 7 Pages

CUSIP No. 458381100                     13D         Page 2 of 7 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Academy Venture Fund, LLC (562172744)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          916,748
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          916,748
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      916,748
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

       Academy Venture Fund, LLC, a North Carolina limited liability company (sometimes referred to herein as "AVF" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Schedule 13D") in connection with his beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of Interallied Group, Inc., a Nevada corporation (the "Company").


Item 1.   Security and Issuer.
          -------------------

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Company. The principal executive offices of the Company are located at 11540 North Community House Road, Suite 150, Charlotte, North Carolina 28277.


Item 2.   Identity and Background.
          -----------------------

       (a)-(c) This statement is being filed on behalf of Academy Venture Fund, LLC, a North Carolina limited liability company. AVF is a venture capital fund formed to invest in early stage technology companies. AVF's principal business and office address is 11540 North Community House Road, Suite 150, Charlotte, North Carolina 28277. Mr. Glenn J. Kline and Mr. John Ciannamea are Senior Managing Directors of AVF, and their business address is c/o Academy Venture Fund, LLC, 920 Main Campus Drive, Suite 400, Raleigh, North Carolina 27606. The present principal occupation/employment of each of Mssrs. Kline and Ciannamea is Senior Managing Director of AVF and Centennial Venture Partners, LLC, another venture capital fund. Mr. Kline is also a director of the Company and is Chairman of the Board of Directors of Pilot Therapeutics, Inc., a subsidiary of the Company ("PTI").

       (d)-(e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, Mr. Kline or Mr. Ciannamea has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


       (f)     Mssrs. Kline and Ciannamea are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

       Pursuant to the Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (the "Stock Exchange Agreement"), a copy of which is attached hereto as
Exhibit 2.1 and which is incorporated herein by reference, on August 24, 2001, the Reporting Person acquired from the Company 916,748 shares of Common Stock in exchange for 458,374 shares of common stock of PTI.


Item 4.   Purpose of Transaction.
          ----------------------

       The Reporting Person's purpose in acquiring the shares of Common Stock reported in item 5(a) hereof is for investment. The Reporting Person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated

                               Page 3 of 7 Pages
transactions. Any decision of the Reporting Person to increase or decrease its holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price per share of the Common Stock, the terms and conditions related to the purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Person and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of its holdings of Common Stock depending on those and other considerations.

       As described in item 2 hereof, Mr. Kline is a director of the Company.

       Except as set forth above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, Mr. Kline or Mr. Ciannamea has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

       (a)  The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 916,748 shares, representing 9.38% of the 9,768,951 outstanding shares of Common Stock.

       (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, those shares of Common Stock reported in item 5(a) hereof.

       (c) The Reporting Person's only transaction in shares of Common Stock during the past 60 days was the consummation of the share exchange pursuant to the Stock Exchange Agreement described in item 3 hereof.

       (d)  Not applicable.

       (e)  Not applicable.

                               Page 4 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

       Other than the Stock Exchange Agreement described in item 3 hereof, neither the Reporting Person nor, to the best knowledge of the Reporting Person, Mr. Kline or Mr. Ciannamea has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

       The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:

       Exhibit 2.1 Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2001 and incorporated herein by reference).

                               Page 5 of 7 Pages

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 24, 2001                ACADEMY VENTURE FUND, LLC

                                      By: /s/ Glenn J. Kline
                                          ----------------------------
                                          Glenn J. Kline
                                          Senior Managing Director

                               Page 6 of 7 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.      Exhibit Description
----------       -------------------

Exhibit 2.1 Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2001 and incorporated herein by reference).

                               Page 7 of 7 Pages